North American Galvanizing & Coatings, Inc.

5314 S. Yale Avenue, Suite 1000

Tulsa, Oklahoma 74135

August 18, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Doreen Miller

Re:

Form A-W with Respect to Withdrawal of Post Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-61393) filed August 10, 2010

Dear Ms. Miller:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), and following discussions on August 17, 2010 with you, Ms. Doreen Miller of the United States Securities and Exchange Commission (the “Commission”), North American Galvanizing & Coatings, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Post Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-61393), filed with the Commission on August 10, 2010 (the “Registration Statement”) (but not withdrawal of the original registration statement, filed on August 13, 1998, with the same File No. as the Registration Statement (the “Original Registration Statement”)).

The Registrant submits this request for withdrawal as it inadvertently filed the Registration Statement in error.  The Original Registration Statement was not effective at the time the Registrant filed the Registration Statement and has not been effective at any time since the Registrant filed the Original Registration Statement on August 13, 1998.  Accordingly, the Registrant requests that the Registration Statement be withdrawn and is filing a separate request for withdrawal on Form R-W with respect to the Original Registration Statement.

Your assistance in this matter is greatly appreciated.  If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (817) 810-0095 or S. Benton Cantey, Esq. of Kelly Hart & Hallman LLP, counsel to the Registrant, at (817) 878-3559.

Very truly yours,

NORTH AMERICAN GALVANIZING & COATINGS, INC.

/s/ David H. Dingus

President and Chief Executive Officer